
02051462

FORM 6-K


RECD S.E.C.
AUG 1 6 2002
1086

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of August, 2002

Compugen Ltd.
(Translation of registrant's name in English)

72 Pinchas Rosen Street, Tel-Aviv 69512, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ___

On August 6, 2002, Compugen Ltd. (the "Registrant") issued Proxy Statement for its Annual General Meeting of Shareholders, filed as Exhibits 1 to this Report on Form 6-K, which is hereby incorporated by reference herein.

Exhibit 1 Copy of the Proxy Statement of the Registrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compugen Ltd.
(Registrant)



By: /s/ Mor Amitai
Name: Mor Amitai
Title: President and CEO

Date August 12th , 2002

Exhibit 1


compugen

Compugen Ltd.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on Tuesday, September 3, 2002

Notice is hereby given that an Annual General Meeting (the "Meeting") of the Shareholders of Compugen Ltd. (the "Company") will be held at the Company's offices at 72 Pinchas Rosen Street, Tel Aviv, Israel, on Tuesday, September 3, 2002 at 10 a.m. (Israel time) for the following purposes:

1. To elect four Directors for the coming year (in addition to the Company's two external directors, whose terms of appointment will not expire at the Meeting).
2. To ratify the appointment of Kost, Forer & Gabbay, a member of Ernst & Young Global, as the independent public accountants of the Company for the year ending December 31, 2002.
3. To ratify the terms of compensation of certain directors of the Company, as required by the Israeli Companies Law.
4. To approve the Company's 2002 Employee Stock Purchase Plan.
5. To discuss the Company's audited financial statements for the year ended December 31, 2001.

Shareholders of record at the close of business on August 5, 2002 will be entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the meeting in person.

Shareholders who do not expect to attend the meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope. Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange ("TASE") may either vote their shares in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israeli Companies Regulations (Proof of Ownership for Voting in General Meetings) — 2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy to the Company at 72 Pinchas Rosen Street, Tel Aviv 69512, Israel, Attention: General Counsel.

By Order of the Board of Directors,

Compugen Ltd.
Martin S. Gerstel
Chairman

Date: August 6, 2002

PROXY STATEMENT

COMPUGEN LTD.
72 Pinchas Rosen St.
Tel Aviv, 69512 Israel
Tel. 972-3-765-8585

ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be held on Tuesday, September 3, 2002

The enclosed proxy is being solicited by the board of directors (the "Board of Directors") of Compugen Ltd. (the "Company") for use at the Company's Annual General Meeting of Shareholders (the "Meeting") to be held at the Company's corporate offices, located at the address set forth above, on September 3, 2002, or at any adjournment thereof. Upon the receipt of a properly executed proxy in the form enclosed, the person named as proxy therein will vote the ordinary shares, par value New Israeli Shekel ("NIS") 0.01 each, of the Company (the "Ordinary Shares") covered thereby in accordance with the directions of the shareholder executing the proxy; in the absence of such instructions, the Ordinary Shares represented thereby will be voted in accordance with the recommendations of the Board of Directors.

The Proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to the Company, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. The Company expects to solicit proxies by mail and to mail this proxy statement and the enclosed form of proxy to shareholders on or about August 6, 2002. Directors, officers and employees of the Company may also solicit proxies by telephone, facsimile and personal interview.

The Company will bear the cost of the preparation and mailing of its proxy materials and the solicitation of proxies. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their principals, and the reasonable fees and expenses of such forwarding agents will be borne by the Company. Only holders of record of Ordinary Shares at the close of business on August 5, 2002 are entitled to notice of, and to vote at, the Meeting. On August 5, 2002, 26,115,905 Ordinary Shares were outstanding and entitled to vote (the "Outstanding Ordinary Shares"). Each Ordinary Share is entitled to one vote on each matter to be voted at the Meeting. Two or more shareholders, present in person or by proxy, who hold or represent 33 1/3% of the Outstanding Ordinary Shares constitutes a quorum for the Meeting. If within an hour from the time appointed for the Meeting a quorum is not present, the Meeting will stand adjourned for one week, to September 10, 2002 at the same time and place, without it being necessary to notify the shareholders thereof. At such adjourned meeting, any two shareholders present in person or by proxy shall constitute a quorum.

Each of the proposals to be presented at the Meeting requires the affirmative vote of the shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes cast with respect to such proposal.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information regarding beneficial ownership of our ordinary shares as of August 5, 2002 by each person who is known by us to own beneficially more than 5% of our outstanding ordinary shares. The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

Beneficial Owner	Number of Shares Beneficially Owned	Percent of Ownership
Clal Biotechnology Industries Ltd.(1)	3,045,839	11.7%
Martin S. Gerstel (2)	1,611,653	6.2%
Apax (OCS) Nominees Limited	1,384,615	5.3%

(1) Ownership consists of 4,091 shares held by Clal Industries & Investments Ltd., and 3,041,748 shares held by Clal Biotechnology Industries Ltd. The address of Clal Biotechnology Industries Ltd. is 3 Azrieli Center, Tel Aviv 67023, Israel. David Haselkorn, Ph.D. a member of our board of directors affiliated with both Clal Biotechnologies Industries Ltd., and Clal Biotechnology Industries, may be deemed to be the natural person with voting or investment control over the shares held by this entity.

(2) Includes 550,000 shares held by Shomar Corporation, an affiliate of Mr. Gerstel, and 595,653 shares held by Merrill Lynch IRA for Martin Gerstel, of which Martin Gerstel is the beneficiary.

1. ELECTION OF DIRECTORS

The Board of Directors of the Company has nominated the persons named below for election as directors, in addition to the Company's two external directors (Dr. Orna Berry and Mr. David Schlachet, whose terms of appointment will not expire at the Meeting), to serve until the next Annual General Meeting of the Company and until their respective successors are duly elected and shall qualify. In the absence of instructions to the contrary, the persons named in the enc losed proxy will vote the Ord inary Shares represented thereby "For" the election of the nominees listed below. If any of such nominees is unable to serve, the persons named in the proxy shall vote the Ordinary Shares for the election of such other nominees as the Board of Directors may propose. The following nominees, all of whom are currently directors of the Company, have advised the Company that they will serve as directors if elected.

The following table provides certain relevant information concerning the nominees, including their principal occupation during at least the past five years.

Nominee	Age	Principal Occupation
Martin S. Gerstel	61	Martin S. Gerstel has served as our Chairman since August 1997. From September 1993 until August 1997, Mr. Gerstel was an independent consultant and lecturer and served on various boards of directors. From July 1987 until August 1993, he was Co-Chairman and Chief Executive Officer of Alza Corporation in Palo Alto, California. Mr. Gerstel is co-chairman of Itamar Medical Ltd. and serves on the board of directors of Symyx Corporation. He also serves on the Board of Governors and Executive committee of the Weizmann Institute of Science, and is an advisor to the U.S.-Israel Binational Industrial Research and Development Foundation. Mr. Gerstel is obligated to devote at least 50% of his time to our affairs. Mr. Gerstel holds a B.S. in Engineering from Yale University and an M.B.A. from Stanford University.

Mor Amitai	36	Mor Amitai, Ph.D. joined Compugen in November 1994 as Chief Scientist, was promoted to Head of Research at the end of 1995, has served as our Chief Executive Officer and a director since January 1998 and received the additional title of President in 2000. Prior to joining us, Mr. Amitai had served as an engineer at Comverse Technologies since August 1991. Mr. Amitai holds a B.Sc. in Mathematics and Physics, and a M.Sc. and a Ph.D. in Mathematics, each from Hebrew University.
David Haselkorn	58	David Haselkorn, Ph.D. has served as a director since December 1998. Since 1998, Dr. Haselkorn has been the Chief Executive Officer of Clal Biotechnology Industries Ltd. From 1987 to 1998, Dr. Haselkorn served as a Managing Director and Chief Operating Officer of Bio-Technology General Corp. Dr. Haselkorn is also on the board of directors of several privately-held companies. Dr. Haselkorn holds a B.Sc. in Chemistry and an M.Sc. in Biochemistry from Hebrew University, and a Ph.D. in Chemical Immunology from the Weizmann Institute of Science.
Rimon Ben- Shaoul	57	Rimon Ben Shaoul has been Co-Chairman, President and Chief Executive Officer of Koonras Technologies Ltd., an investment company controlled by Poalim Investments Ltd. since February 2001. From June 1997 to February 2001, he was President and Chief Executive Officer of Clal Industries and Investments Ltd., one of Israel's largest holding companies. During that period, Mr. Ben-Shaoul also served on the Boards of Directors of Clal (Israel) Ltd. and several of its subsidiaries. From 1985 to June 1997, Mr. Ben-Shaoul was President and Chief Executive Officer of Clal Insurance Company Ltd. and a member of its Board of Directors, and Chairman or member of the Board of Directors of various subsidiaries of Clal Insurance Company Ltd. He holds a B.A. in economics and an MBA from Tel Aviv University.

The Company's Articles of Association specify that the number of directors will be at least five but not more than fourteen.

Remuneration of Directors

The aggregate compensation paid by the Company and the Company's subsidiaries to all persons who served in the capacity of director for the year ended December 31, 2001 (9 persons) was approximately $676,700. This amount includes approximately $82,900 set aside or accrued to provide pension, severance, retirement or similar benefits. This amount does not include expenses, including business travel, relocation, professional and business association dues and expenses, reimbursed to officers and other benefits commonly reimbursed or paid by companies in Israel.

During 2001, we granted options to purchase a total of 60,000 Ordinary Shares to our directors as a group. These options are exercisable at a range of between $3.65 per share and $4.27 per share, and expire ten years after the date of grant.

2. PROPOSAL TO RATIFY THE APPOINTMENT OF INDEPENDENT PUBLIC ACCOUNTS

Luboshitz Kasierer, which until recently was a Member Firm of Arthur Andersen, performed the Company's yearly audit for the fiscal year ended December 31, 2001 and has audited the Company's books and accounts and performed other accounting services for the Company since 1996. On March 26, 2002, the Board of Directors decided to dismiss Luboshitz Kasierer & Co. as auditors of the Company. The Company had no disagreements with Luboshitz Kasierer & Co. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. The Board of Directors decided to appoint the accounting firm of Kost, Forer & Gabbay, a member of Ernst & Young Global, as the independent public accountants of the Company for the year ending December 31, 2002. The Board of Directors believes that the selection of Kost, Forer & Gabbay as independent accountants is appropriate and in the best interests of the Company and its shareholders.

The shareholders of the Company are requested to adopt the following resolution:

RESOLVED, that the appointment of Kost, Forer & Gabbay, a member of Ernst & Young Global, as the independent public accountants of the Company for the year ending December 31, 2002 and the authorization of the Board of Directors to fix the remuneration of such auditors in accordance with the volume and nature of their services are hereby ratified.

The Board of Directors recommends that the shareholders vote "FOR" the ratification of Kost, Forer & Gabbay, a member of Ernst & Young Global, as the independent public accountants of the Company.

3. PROPOSALS TO RATIFY THE TERMS OF COMPENSATION OF CERTAIN DIRECTORS OF THE COMPANY

Pursuant to the Israeli Companies Law 5759-1999 (the "Law"), the terms of compensation of members of the Board of Directors requires approval of the Audit Committee, the Board of Directors and the shareholders of the Company. In compliance with the Law, at the Meeting, the Shareholders will be requested to adopt the resolutions set forth below. Since the resolutions set forth below relate to compensation to be paid to directors, the Board of Directors of the Company expresses no recommendation as to the vote on the following resolutions

(a) PROPOSAL TO RATIFY THE TERMS OF COMPENSATION OF ELI MINTZ

In July 2001, the Audit Committee (based on recommendations of the Executive Committee) and the Board of Directors approved, subject to the approval of the shareholders of the Company, changes to the terms of compensation of Mr. Eli Mintz. As a result, the Company entered into a new employment agreement with Mr. Mintz (the "New Agreement"). According to the New Agreement, effective November 1, 2001, Mr. Mintz's employment with Compugen, Inc. (the Company's wholly-owned US subsidiary) was reduced from full-time to part-time. Mr. Mintz was appointed to serve as Chairman of the Board of Compugen, Inc. and as a Special Advisor to the Company with respect to merger, acquisition and joint venture opportunities and other major corporate development activities. Under the New Agreement, Mr. Mintz is to devote a minimum of 40% of his business time to the activities of the Company and Compugen, Inc. in consideration for a gross annual salary of $70,000.

In compliance with the Law, at the Meeting, the Shareholders will be requested to adopt the following resolution:

RESOLVED, that the terms of compensation of Mr. Eli Mintz summarized in the Proxy Statement for the 2002 Annual General Meeting of Shareholders be, and they hereby are, approved and ratified.

(b) PROPOSAL TO RATIFY GRANTS OF OPTIONS TO DAVID HASELKORN

Since 2002, Dr. David Haselkorn has been consulting Evogene Ltd., an 82% subsidiary of the Company, on various matters. In consideration for his contributions to Evogene, in April 2002, the Audit Committee and the Board of Directors approved, subject to the approval of the shareholders of the Company, the following option grants: (a) the grant of options to purchase 2,000 Ordinary Shares of the Company and (b) the grant on each anniversary of the above of grant (subject to Dr. Haselkorn's continued provision of services to Evogene) of options to purchase an additional 2,000 Ordinary Shares. The exercise price of these options shall be equal to the market price of the Company's Ordinary Shares on the date of grant. The options will vest over a period of four years, subject to Dr. Haselkorn's continued provision of services to Evogene.

In compliance with the Law, at the Meeting, the Shareholders will be requested to adopt the following resolution:

RESOLVED, that the option grants to Dr. David Haselkorn described in the Proxy Statement for the 2002 Annual General Meeting of Shareholders be, and they hereby are, approved and ratified.

(c) PROPOSAL TO RATIFY GRANTS OF OPTIONS TO MEMBERS OF BOARD COMMITTEES

The Board of Directors is of the view that non-employee members of the Audit and Executive Committees of the Board of Directors should receive compensation, in the form of option grants, in consideration for their additional contributions to the Company. However, the Israeli Companies Law forbids the Company from increasing the compensation provided to the Company's external directors. As a result, in April 2002, the Audit Committee and the Board of Directors approved, subject to the approval of the shareholders of the Company, the following option grants to members of Board committees who are not employees of the Company and not external directors:

(i) Audit Committee members shall be entitled to a grant each year of options to purchase 2,000 Ordinary Shares;

(ii) Executive Committee members shall be entitled to a grant each year of options to purchase 2,000 Ordinary Shares; and

(iii) the chairmen of the Audit Committee and of the Executive Committee respectively shall be entitled to a grant each year of options to purchase an additional 2,000 Ordinary Shares (which shall be in addition to the grants specified in paragraphs (i) and (ii) above).

A member of either or both the Audit Committee and the Executive Committee shall be entitled to 2,000 options for being a committee member or for being a member of both committees. The above options shall be in addition to any other options such directors have received or may receive in the future as a result of their services as directors. The exercise price of these options shall be equal to the market price of the Ordinary Shares on the date of grant. These options will vest over a period of four years (subject to the director's continued membership in the relevant committee, or in the case of the chairman of the Audit Committee or the Executive Committee, the director's continued service as the chairman of such committee).

In compliance with the Law, at the Meeting, the Shareholders will be requested to adopt the following resolution:

RESOLVED, that the option grants to certain members of the Audit Committee and Executive Committee as described in the Proxy Statement for the 2002 Annual General Meeting of Shareholders be, and they hereby are, approved and ratified

The Board of Directors of the Company expresses no recommendation as to the vote on any of the above resolutions regarding compensation to Directors.

4. PROPOSAL TO APPROVE THE COMPANY'S 2002 EMPLOYEE STOCK PURCHASE PLAN

The Company's success depends, to a significant extent, on being able to attract and retain qualified personnel. An employee benefit plan known as an "Employee Stock Purchase Plan (ESPP)" has become an increasingly popular tool for attracting, retaining and motivationg employees. The Board of Directors has approved and adopted the Company's 2002 Employee Stock Purchase Plan, in the form attached as Appendix A to this Proxy Statement, and the reservation of 1,000,000 Ordinary Shares for issuance under this plan. In order for this plan to qualify for favorable United States tax treatment, the plan must be ratified by the shareholders of the Company.

The shareholders of the Company are requested to adopt the following resolution:

RESOLVED, that the following resolutions of the Board of Directors be approved and ratified: (i) to approve and adopt the Company's 2002 Employee Stock Purchase Plan substantially in the form attached as Appendix A to the Proxy Statement for the 2002 Annual General Meeting of Shareholders; (ii) to reserve 1,000,000 Ordinary Shares for issuance under the plan; and (iii) that the appropriate officers of the Company be, and each of them acting alone be authorized, empowered and directed, in the name and on behalf of the Company, to take such additional action and to execute, deliver, file, certify and record such additional documents and instruments as any of them or counsel to the Company may deem necessary or appropriate to implement the provisions of the foregoing resolutions.

The Board of Directors recommends that the shareholders vote "FOR" the ratification of the above resolutions.

5. DISCUSSION OF FINANCIAL STATEMENTS

At the Meeting, there will be a discussion of the Company's audited financial statements for the year ended December 31, 2001.

Management is not aware of any other matters to be presented at the Meeting. If, however, any other matters should properly come before the Meeting or any adjournment thereof, the proxy confers discretionary authority with respect to acting thereon, and the person named in the enclosed proxy will vote on such matters in accordance with her/his best judgment.

Shareholders are urged to complete and return their proxies promptly in order to, among other things, insure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, proxies received by the Company will be voted in favor of each of the proposals described in this Proxy Statement.

By Order of the Board of Directors



Martin S. Gerstel
CHAIRMAN

Date: August 6, 2002

Appendix A to Proxy Statement

COMPUGEN LTD.
2002 EMPLOYEE STOCK PURCHASE PLAN

1. PURPOSE

The plan, as amended from time to time, shall be known as the 2002 Compugen Ltd. Employee Stock Purchase Plan (the "**Plan**"). The Plan is intended to provide a method whereby employees of Compugen Ltd., a corporation organized under the laws of the State of Israel, and its Subsidiaries, will have an opportunity to acquire a proprietary interest in the Company through the purchase of Ordinary Shares in the Company. It is the intention of the Company to have the Plan qualify as an "employee stock purchase plan" under Section 423 of the Code. The provisions of the Plan shall, accordingly, be construed in a manner consistent with the requirements of Section 423 of the Code.

2. DEFINITIONS

2.1 "**Base Pay**" means regular straight-time gross earnings (as the same may be adjusted from time to time), but exclusive of payment for overtime, shift premium, incentive compensation, incentive payments, sales commissions, bonuses and other special payments or entitlements.

2.2 "**Board**" means the Board of Directors of the Company.

2.3 "**Code**" means the United States Internal Revenue Code of 1986, as now in effect or as hereafter amended.

2.4 "**Committee**" means a committee of the Board, designated from time to time by resolution of the Board for the administration of the Plan, which shall consist of no fewer than two (2) members of the Board. Subject to the requirements under any applicable law, the committee shall consist of directors who are "outside directors" as defined in Section 162(m) of the Code and "Non-Employee Directors" as defined in Rule 16b-3 promulgated by the Securities and Exchange Commission under the Exchange Act.

2.5 "**Companies Law**" means the Israeli Companies Law 5759 - 1999, as may be amended from time to time.

2.6 "**Company**" means Compugen Ltd., an Israeli company.

2.7 "**Exchange Act**" means the United States Securities Exchange Act of 1934, as now in effect or as hereafter amended.

2.8 **"Fair Market Value"** means, as of any date, the value of Ordinary Shares determined as follows: If the Ordinary Shares are listed on any established stock exchange or a national market system, including without limitation Tel-Aviv Stock Exchange, Nasdaq National Market system, or The Nasdaq SmallCap Market of the Nasdaq Stock Market, the Fair Market Value shall be the closing sales price for such Ordinary Shares (or the closing bid, if no sales were reported), as quoted on such exchange or system for the last market trading day prior to time of determination, as reported in any official publication of such stock exchange, including, but not limited, to any official web site, the *Wall Street Journal*, or such other source as the Board deems reliable (hereinafter: the "**Closing Sale Price**"). In a case where the Ordinary Shares are listed on more than one stock exchange or national market system, the Fair Market Value shall be the Closing Sale Price for such shares on the stock exchange or the national market system on which the aggregate value of the shares of the Company's stock being traded is the highest.

2.9 "**Offering Commencement Date**" means the applicable date on which an Offering under the Plan commences pursuant to Section 4 below.

2.10 "**Offering Termination Date**" means the applicable date on which an Offering under the Plan terminates pursuant to Section 4 below.

2.11 "**Ordinary Shares**" means the ordinary shares of the Company, NIS 0.01 par value per share.

2.12 "**Participant**" means any individual who is employed by the Company or any Subsidiary except for employees whose customary employment is 20 hours or less per week and/or not more than five months in a calendar year, and in the case of Israeli participants, subject also to the provisions of Section 26 hereof.

2.13 "**Subsidiary**" means any present or future corporation that is a "subsidiary corporation" as that term is defined in Section 424(f) of the Code.

3. ELIGIBILITY

3.1 Any Participant w ho s hall be e mployed b y the Company or an y Subs idiary on the app licable Offering Commencement Date, shall be eligible to participate in the Plan. Notwithstanding the foregoing, an individual, who is otherwise eligible to be a Participant but who is on an Insurance Leave (as defined in Section 26 below) on any Offering Commencement Date shall be eligible to be a Participant in accordance with the provisions of Section 26 hereunder.

3.2 Notwithstanding any provision of the Plan, no Participant shall be granted an option pursuant to the Plan:

(i) if, immediately after the grant of an option, such Participant would own shares, and/or hold outstanding options or other contractual right to purchase shares possessing 5% or more of the total combined voting power or value of all classes of stock of the Company or of any Subsidiary (for purposes of this section, the rules of Section 424(d) of the Code shall apply in determining stock ownership of any Participant); or

(ii) that permits him or her to purchase shares under all employee share purchase plans maintained by the Company and its Subsidiaries to accrue at a rate which exceeds $25,000 of the Fair Market Value of the Ordinary Share (determined at the time such option is granted) for each calendar year in which such option is outstanding at any time.

4. OFFERING DATES

4.1 Subject to the provisions of Section 23 below, the Plan will be composed of semi-annual offerings (referred to herein collectively as "**Offerings**" and individually as an "**Offering**") during which payroll deductions will be accumulated as provided in Section 6 hereunder. The duration of each Offering period shall be six months commencing on one Offering Commencement Date and ending with the next Offering Commencement Date, as follows:

a) The first Offering period shall commence on November 1, 2002 and terminate on April 30, 2003.

b) The second Offering period shall commence on May 1, 2003 and terminate on October 31, 2003.

c) The third Offering period shall commence on November 1, 2003 and terminate on April 30, 2004.

d) The fourth Offering period shall commence on May 1, 2004 and terminate on October 31, 2004.

4.2 The Board shall have the power to change the duration of Offering periods (including the Offering Commencement Date) with respect to future Offerings without shareholders' approval if such change is announced at least five (5) days prior to the scheduled beginning of the first Offering period to be affected thereafter.

4.3 Participation in any one Offering under the Plan shall neither limit, nor require, participation in any other Offering.

4.4 Notwithstanding any of the foregoing, the Company's determination to make one or more Offerings shall in no event be interpreted to constitute an express or implied promise to make additional Offerings, and shall not interfere with the Company's right, in its discretion, to amend or terminate the Plan at any time. Participation in the Plan, as evidenced by delivery of an Enrollment Form (as defined below), shall be deemed to constitute an acknowledgment by the Participant that an y amendment, termination, suspension or discontinuation of the Plan by the Company shall not be deemed to constitute a "material worsening" of the terms of Participant's employment, and will not give rise to any right to terminate Participant's employment or to claim constructive termination.

5. PARTICIPATION

All Participants who shall be eligible to participate in the Plan in accordance with the provisions of Section 3 above, may elect to become participants in an Offering on the applicable Offering Commencement Date by filling out, signing and delivering to the Company an enrollment form in such a form and at such time as shall be determined by the Company (the "**Enrollment Form**"). The Enrollment Form shall state, among others, the percentage to be deducted regularly from the Participant's Base Pay, the authorization of the purchase of Ordinary Shares by the Company for the Participant on each Offering Termination Date in accordance with the terms of the Plan, the exact name or names in which Ordinary Shares purchased for the Participant are to be issued under this Plan (subject to any applicable law and/or ruling issued by tax authorities).

6. PAYROLL DEDUCTIONS

6.1 Participants may elect to have amounts withheld from their Base Pay by completing an Enrollment Form and by filing it with the Company's Finance Department. Upon filing the Enrollment Form for a payroll deduction, the Participant shall elect to have deductions made from his or her monthly Base Pay on each pay day during the time he or she is a participant in an Offering, at the rate of any whole percent amount between zero and fifteen percent (0-15%) of his or her Base Pay (the "**Rate of Deduction**"). Payroll deductions for a Participant shall commence on the Offering Commencement Date of the applicable Offering and shall end on the Offering Termination Date of such Offering, unless terminated earlier pursuant to Section 10 hereunder. A Participant's Enrollment Form shall remain in effect for successive Offerings unless terminated as provided in Section 10 hereof. If a Participant has not filed an Enrollment Form for the applicable Offering at least ten (10) days prior to the applicable Offering Commencement Date, he or she shall be deemed to have elected not to participate in such Offering. Refraining from participating in any Offering shall not limit nor prevent a Participant from participating in any successive Offering.

6.2 All payroll deductions made for the Participant shall be credited to his or her account maintained by the Company under the Plan. A Participant may not make any separate cash payment into such account.

6.3 Except as provided in Sections 10 and 26 below, a Participant may only make changes to the Rate of Deduction from his or her Base Pay, on not more than one (1) occasion during an Offering, by completing a new Enrollment Form on the form provided by the Company and filing it with the Company's Finance Department. Such new Enrollment Form shall be effective upon the commencement of the first pay period subsequent to its filing. For the avoidance of doubt, a Participant may change his or her Enrollment Form only once during any Offering.

7. GRANTING OF OPTION

7.1 For each of the Offerings, a Participant shall be deemed to have been granted an option (the "**Option**"), on the applicable Offering Commencement Date, to purchase a maximum number of Ordinary Shares equal to an amount determined as follows: the total amount deducted from the Participant's Base Pay as provided under Section 6 above, shall be divided into $2 (which represents the minimum price per Ordinary Share for purposes of this Plan). The result will represent the maximum number of Ordinary Shares the Participant is entitled to purchase in each Offering.

7.2 The purchase price of each Ordinary Share purchased with payroll deductions accrued during each Offering (the "**Option Exercise Price**") shall be the <u>lower</u> of:

(i) eighty five percent (85%) of the Fair Market Value of the Ordinary Shares, on the applicable Offering Commencement Date; or

(ii) eighty five percent (85%) of the Fair Market Value of the Ordinary Shares, on the applicable Offering Termination Date.

8. EXERCISE OF OPTIONS

With respect to each Offering during the term of the Plan:

8.1 Unless a Participant gives a written notice of withdrawal to the Company as provided in Section 10 below, his or her Option will be deemed to have been exercised automatically on the Offering Termination Date applicable to such Offering, for the purchase of the number of full Ordinary Shares which the accumulated payroll deductions in his or her account maintained by the Company under the Plan at that time will purchase at the applicable Option Exercise Price (but not in excess of the number of Ordinary Shares for which Options have been granted to the Participant pursuant to Section 7.1 above).

8.2 Any monies left over in a Participant's account after the exercise date shall be retained in the Participant's account for the subsequent Offering, subject to earlier withdrawal by the Participant as provided in Section 10 hereof.

8.3 Fractional shares will not be purchased under the Plan. Any payroll deductions accumulated in a Participant's account which are not sufficient to purchase a full Ordinary Share shall be retained in the Participant's account for the subsequent Offering, subject to earlier withdrawal by the Participant as provided in Section 10 hereof.

9. DELIVERY

As promptly as practicable after the Offering Termination Date of each Offering, the Company will deliver to each Participant, as appropriate, a notification of the amount representing the Ordinary Shares purchased upon the exercise of such Participant's Option.

10. WITHDRAWAL

10.1 A Participant may withdraw all, but not less than all, payroll deductions credited to his or her account with the Company by giving written notice of withdrawal to the Company at least seven (7) days prior to the applicable Offering Termination Date. All of the Participant's payroll deductions credited to his or her account will be returned to the Participant in accordance with the provisions of Section 12 hereof, promptly after rece ipt of s uch notice of w ithdrawal and no further payroll deductions will be made from his or her pay during such Offering.

10.2 A Participant's withdrawal from any Offering will not have any effect upon his or her eligibility to participate in any succeeding Offering or in any similar plan which may hereafter be adopted by the

Company. However, payroll deductions shall not resume at the beginning of any succeeding Offering unless the Participant delivers to the Company a new Enrollment Form within the time periods and in the form specified by the Company.

10.3 Upon termination of the Participant's employment for any reason, including retirement but excluding death or disability, any payroll deduction during the remaining period of the applicable Offering shall discontinue, and the payroll deductions already credited to the Participant's account will be returned to the Participant. For purposes of the Plan, the employment relationship shall be deemed to continue while the Participant is on sick leave. Where the period of sick leave exceeds ninety (90) days and the Participant's right to reemployment is not guaranteed either by statute or by contract, the employment relationship shall be deemed to have terminated on the ninety first (91st) day of such leave for the purposes of the Plan.

10.4 Upon termination of the Participant's employment because of disability or death, the Participant or his or her beneficiary, as the case may be, shall have the right to elect, by written notice given to the Company's Finance Department prior to the expiration of the period of thirty (30) days commencing with the date of the disability or death of the Participant but in no event later than the applicable Offering Termination Date, either:

(i) to withdraw all of the payroll deductions credited to the Participant's account under the Plan; or

(ii) to exercise the Participant's Options on the next Offering Termination Date following the date of the Participant's disability or death for the purchase of the number of full Ordinary Shares which the accumulated payroll deductions in the Participant's account at the date of the Participant's disability or death will purchase at the applicable Option Exercise Price, and any excess in such account will be returned to the Participant or said beneficiary.

If no such written notice of election is received by the Company, the Participant or beneficiary shall automatically be deemed to have elected to withdraw the payroll deductions credited to the Participant's account at the date of the Participant's disability or death and the same will be paid promptly to the Participant or said beneficiary.

11. TRANSFERABILITY

Neither the Options nor any right with respect thereto, including without limitation, payroll deductions credited to a Participant's account and any rights with regards to the exercise of an Option or issuance of Ordinary Shares under the Plan may be assigned, transferred, pledged or otherwise disposed of in any way by the Participant otherwise than by will or applicable laws of descent and distribution and during the lifetime of the Participant any Option or any right with respect thereto shall be exercisable only by the Participant. Any such attempted assignment, transfer pledge or other disposition shall be void, except that the Company may treat such act as an election to withdraw funds in accordance with Section 10 above.

12. INTEREST

No interest shall accrue on, and no linkage differentials shall apply to, any money paid according to the Plan or credited to the account of any Participant.

13. SHARES

13.1 The maximum number of Ordinary Shares which shall be made available for sale under the Plan shall be 1,000,000 shares, subject to adjustment as provided in Section 17 below. If the total number of Ordinary Shares for which Options are exercised in accordance with Section 7 exceeds the maximum number of Ordinary Shares available for sale under the Plan, as provided in this Section 13.1, the Company shall make a pro rata allocation of the Ordinary Shares available for delivery under this Section 13.1, and distribution in as nearly a uniform manner as shall be practicable and as it shall determine in its sole discretion to be equitable among all Participants exercising Options, and the balance of payroll deductions credited to the account of each Participant under the Plan shall be treated in accordance with the terms of Section 8.2 above.

13.2 The Participant shall not have any of the rights or privileges of shareholders of the Company in respect of any Ordinary Shares covered by his or her Option until the Participant has been registered as a holder of such Ordinary Shares in the Company's register of shareholders upon the exercise of such Option.

13.3 Subject to any applicable law and/or any ruling that may be issued by the tax authorities, Ordinary Shares to be delivered to a Participant under the Plan will be issued in the name of the Participant, or, if the Participant so directs by a written notice to the Company prior to the Offering Termination Date applicable thereto, in the names of the Participant and one such other person who may be designated by the Participant, as joint tenants with rights of survivorship, to the extent permitted by applicable law.

14. ADMINISTRATION

14.1 The P lan s hall be ad ministrated by the Committee. T he interpretation and con struction of any provision of the Plan and the adoption of rules and regulations for administering the Plan shall be made by the Committee. Determinations made by the Committee with respect to any matter or provision contained in the Plan shall be final, conclusive and binding upon the Company and upon all Participants, their heirs or legal representatives, unless otherwise determined by the Board. Any decision made by the Board or the Committee shall be executed in accordance with the provisions of the Company's Articles of Association, as same may be in effect from time to time.

14.2 To the extent that the Committee is not authorized to take action pursuant to Section 112 of the Companies Law or any applicable law, the Board shall serve as the administrator of the Plan with respect to such action. Notwithstanding the above, the Board shall automatically have authority if no Committee shall be constituted or if such Committee shall cease to operate for any reason.

14.3 The Company will bear all expenses incurred in the administration of the Plan. No member of the Board and/or the Committee shall be personally liable for any action, determination or interpretation made in good faith with respect to the Plan and all members of the Board and/or the Committee shall be indemnified and held harmless by the Company with respect to any such action, determination or interpretation.

15. USE OF FUNDS

All payroll deductions rece ived or held b y the Company unde r this P lan m ay be us ed by the Company for any corporate purpose and the Company shall not be obligated to segregate such payroll deductions.

16. REPORTS

Individual records shall be maintained by the Company for each Participant in the Plan. Statements of account shall be provided to the Participants at least annually, which statements shall state the amounts of payroll deductions, the Option Exercise Price, the number of Ordinary Shares purchased and the remaining cash balance, if any.

17. ADJUSTMENTS

17.1 Changes in Capitalization. In the event of any changes of outstanding shares by reason of stock dividends, subdivision, combinations and exchanges of shares, recapitalizations, mergers in which the Company is the surviving corporation, consolidations, and the like, the aggregate number of Ordinary Shares and class of shares available under the Plan and/or subject to an Option and the Option Exercise Price per share shall be appropriately and equitably adjusted, all as will be determined by the Board whose determination shall be final. Any such adjustments may provide for the elimination of any fractional shares which would otherwise become to any Options.

17.2 Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Offering period then in progress shall be shortened by setting a new Offering Termination Date (the "**New Offering Termination Date**"), and shall terminate immediately prior to the consummation of such proposed dissolution or liquidation, unless provided otherwise by the Board. The New Offering Termination Date shall be before the date of the Company's proposed dissolution or liquidation. The Company shall notify each Participant in writing, at least ten (10) days prior to the New Offering Termination Date, that the Offering Termination Date for the Participant's Option has been changed to the New Offering Termination Date and that the Participant's Option shall be exercised auto matically on the New Offering Termination Da te, unless prior to such date, the Participant has withdrawn from the Offering, as provided in Section 10 hereof.

17.3 Merger or Sale of Assets. In the event of a proposed sale of all or substantially all of the assets of the Company, or the merger of the Company with or into another corporation following which the Company is not the surviving entity, each outstanding Option shall be assumed or an equivalent option substituted by the successor corporation or a parent or subsidiary of the successor corporation.

In the event that the successor corporation refuses to assume or substitute for the Option, the Plan shall terminate, and the payroll deductions already credited to the Participant's account shall be returned to the Participant; provided, however, that the Board may determine, at its sole and absolute discretion, that in the event that the successor corporation refuses to assume or substitute for the Option, any Offering period then in progress shall be shortened by setting a new Offering Termination Date (the "**New Offering Termination Date**"), and any Offering then in progress shall end on the New Offering Termination Date. The New Offering Termination Date shall be before the date of the Company's proposed sale or merger. Upon happening of the foregoing, the Board shall notify each Participant in writing, at least ten (10) days prior to the New Offering Termination Date, that the Offering Termination Date for the P articipant's Option has bee n changed to the Ne w Offering Termination Date and that the Participant's Option shall be exercised automatically on the New Offering Termination Date, unless prior to such date, the Participant has withdrawn from the Offering, as provided in Section 10 hereof. For the removal of doubt, in case of such acceleration of the Offering Termination Date, no successive Offerings shall occur and the Plan shall terminate as provided hereinabove.

18. AMENDMENT OR TERMINATION

18.1 The Board may at any time, and from time to time, for any reason, modify, terminate or amend the Plan in any respect. The Company shall obtain the approval of the Company's shareholders for any amendment to this Plan if shareholders' approval is necessary to comply with any applicable law. The Board may also, but need not, require that the Company's shareholders approve any other amendments to this Plan.

18.2 Except as provided in section 17 hereof, no termination or any modification or amendment of the Plan shall adversely affect the rights of a Participant without his or her consent with respect to outstanding Options and/or Ordinary Shares previously acquired under the Plan; provided however, that an Offering may be terminated by the Board on any Offering Termination Date if the Board determines that the termination of the Offering or the Plan at such date is in the best interest of the Company and its shareholders. The Board shall have the right to amend or modify the terms and provisions of the Plan and of any Options previously granted under the Plan to the extent necessary to ensure the continued qualification of the Plan under Section 423 of the Code and under any applicable law.

19. LIMITS ON SALE OF SHARES PURCHASED UNDER THE PLAN

The Company does not intend to restrict or influence any Participant in the conduct of his or her affairs. A Participant may, therefore, sell Ordinary Shares purchased under the Plan at any time the Participant chooses, subject to compliance with any applicable laws, including but not limited to, applicable securities laws, and subject to any restrictions imposed under any tax laws to ensure that tax withholding obligations are satisfied. The Participant acknowledges and assumes the risk of any market fluctuations in the price of the Ordinary Shares.

20. NOTICE TO COMPANY OF DISQUALIFYING DISPOSITIONS

By electing to participate in the Plan, each Participant that is subject to federal tax in the United States agrees to notify the Company in writing immediately after the Participant transfers Ordinary Shares acquired under the Plan, if such transfer occurs within two years after the first business day of the Offering Commencement Date in which such Ordinary Shares were acquired. Each such Participant further agrees to provide any information about such a transfer as may be requested by the Company or any Subsidiary in order to assist it in complying with the applicable tax laws. Such dispositions generally are treated as "disqualifying dispositions" under Sections 421 and 424 of the Code, which have certain tax consequences to Participants and to the Company and its Subsidiaries.

21. TAX CONSEQUENCES

21.1 To the extent permitted by applicable law, all tax consequences arising from the grant or exercise of any Option, from the payment for Ordinary Shares or from any other event or act, hereunder, shall be borne solely by the P articipant. T he Co mpany and/or its Subsidiaries s hall w ithhold taxe s according to the requirements of any applicable laws, rules, and regulations, including withholding taxes at source. Furthermore, the Participant s hall agree to indemnify the Company and/or its Subsidiaries and hold them harmless against and from any and all liability for any such tax or interest or penalties thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the Participant.

21.2 The Participant shall make adequate provision for the Company's federal, state or other tax withholding obligations, if any, which arise upon the exercise of an Option and/or the disposition of Ordinary Shares acquired through the exercise of such Option, in accordance with the instructions issued by the Company. At any time, the Company may, but shall not be obligated to, withhold from the Participant's compensation the amount necessary for the Company to meet applicable withholding obligations, including any withholding required to make available to the Company any tax deductions or benefits attributable to sale or early disposition of Ordinary Shares by the Participant.

22. AUTOMATIC TRANSFER TO LOW PRICE OFFERING PERIOD

To the extent permitted by any applicable law, regulations or stock exchange rules, if the Fair Market Value of an Ordinary Share on any Offering Termination Date in an Offering is lower than the Fair Market Value of the Ordinary Share on the Offering Commencement Date of such Offering, then all Participants in such Offering shall be automatically withdrawn from such Offering immediately after the exercise of their Option on such Offering Termination Date, and automatically re-enrolled in the immediately following Offering as of the first day thereof.

23. TERM OF THE PLAN

The Plan shall become effective as of the day it was adopted by the Board. No Option shall be exercised unless and until the Plan has been approved by the shareholders of the Company, which approval shall be within twelve (12) months following the date the Plan is adopted by the Board. The Plan is conditioned upon the approval of the shareholders of the Company, and failure to receive their approval shall render the Plan and all outstanding Options issued thereunder void and of no effect.

24. REGISTRATION AND QUALIFICATION OF THE PLAN UNDER APPLICABLE SECURITIES LAWS

Notwithstanding anything to the contrary herein, no Option shall be granted under the Plan until such time as the Company has qualified or registered the Ordinary Shares which are subject to the Options under all applicable state and federal securities laws to the extent required by such laws. In the event the Ordinary Shares shall not have been so qualified and registered prior to the date an Offering is scheduled to commence, the Offering Commencement Date shall be deferred until the date upon which the registration of the Ordinary Shares and other qualification shall have become effective.

25. NOTICES

All notices or other communications by a Participant to the Company under or in connection with the Plan shall be deemed to have been duly given when received in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

26. SPECIAL PROVISIONS FOR ISRAELI PARTICIPANTS

Notwithstanding anything to the contrary in the Plan, if during any Offering period, any portion of the Participant's Base Pay shall be paid to such Participant directly by the Israel's National Insurance System (*Bituach Leumi*) (such period during which payments are made by National Insurance System being referred to as an "**Insurance Leave**"), the Rate of Deduction for such Participant shall automatically be reduced to 0% (the "**Reduced Rate of Deduction**") as of the effective date of the Insurance Leave, unless a Participant gives a written notice of withdrawal to the Company as provided in Section 10. At such time as the Insurance Leave terminates and the Company resumes paying such Participant's salary directly, the Reduced Rate of Deduction shall continue to apply unless and until the Participant makes changes to the Rate of Deduction pursuant to Section 6 above.

27. ISSUANCE OF CERTIFICATES

Certificates representing Ordinary Shares purchased under the Plan may be issued only in the name of the employee, in the name of the employee and another person of legal age as joint tenants with rights of survivorship, or (in the Company's sole discretion) in the name of a brokerage firm, bank or other nominee holder designated by the employee. The Company may, in its sole discretion and in compliance with applicable laws, authorize the use of book entry registration of shares in lieu of issuing stock certificates.